Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

May 14, 2014

VIA EDGAR TRANSMISSION

Ms. Valerie J. Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”) Securities Act Registration No: 333-108394 Investment Company Act Registration No: 811-21422 Sound Point Floating Rate Income Fund (S000045694)

Dear Ms. Lithotomos:

This correspondence is being filed in response to your oral comments and suggestions of May 7, 2014, to the Trust’s Post-Effective Amendment (“PEA”) No. 23 to its registration statement.  PEA No. 23 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on March 31, 2014, for the purpose of registering a new series to the Trust: Sound Point Floating Rate Income Fund (the “Fund”).  Please note that the Trust anticipates requesting acceleration of the effective date of the impending post-effective amendment incorporating the comments made by the Staff herein, updating any missing information, and/or filing updated exhibits to a date no later than May 28, 2014.

In connection with this response to the comments made by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

General

1.   Staff Comment: Confirm supplementally that the Fund will not commence operations if the proxy vote fails to receive the necessary shareholder votes to approve the proposed reorganization.

Response:  The Trust confirms supplementally that the Fund will not commence operations if the proxy vote fails to receive the necessary shareholder votes to approve the proposed reorganization.

Prospectus Summary Section

2.   Staff Comment: Regarding the Investment Objective, the Staff either suggests removal of the word “strong”, or requests that the Trust explain supplementally why the adjective “strong” preceding the phrase “risk-adjusted returns” should remain in the Fund’s investment objective.

Response:  The Trust responds supplementally by noting that the phrase “strong risk-adjusted returns” mirrors the wording in the investment objective of the predecessor closed-end fund, Sound Point Floating Rate Income Fund, as filed by the registrant on Form N-2 (November 27, 2012) (the “Predecessor Fund”).  As this Fund will be the result of the open-ending of the Predecessor Fund, the Fund’s investment objective, strategies and risks are substantially similar to those of the Predecessor Fund, as noted in the registration statement on Form N-14 related to the reorganization of the Predecessor Fund into the Fund.

3.   Staff Comment:  In Footnote 1 to the Annual Fund Operating Expenses table, please explain supplementally the reason “Other Expenses” are based on “estimated amounts” for the current fiscal year.

Response:  Supplementally, the Trust responds by noting that the Fund is a shell fund which has been established solely for the purpose of reorganizing the Predecessor Fund from a closed-end fund into an open-end series of the Trust, and therefore, the Fund has no prior year “Other Expenses.”

4.   Staff Comment:  Regarding Footnote 2 to the Annual Fund Operating Expenses table, please confirm that the Expense Caps in effect at the time of advisory fee waivers or the payment of Fund expenses will be applicable at the time of expense recoupment.  Please also confirm that the Example table values only take into account the Expense Caps in the first year.

Response:  The Trust confirms that the Expense Caps in effect when advisory fees are waived or Fund expenses are reimbursed by the adviser are the Expense Caps to be used at the time of expense recoupment.  In addition, please note the parenthetical above the expense Example which confirms that the Example values only reflect the Expense Caps for “1 Year”: “(taking into account the Expense Caps in the first year).”

5.   Staff Comment: In the Principal Investment Strategies of the Fund, first sentence, please define “other floating rate debt securities” and make similar changes to Item 9.

Response:  The Trust responds by revising the first sentence of the Principal Investment Strategies of the Fund section as follows, “Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in income producing floating rate loans and other floating rate debt securities, which may include bonds, notes and debentures issued by corporations, debt securities issued or guaranteed by the U.S. government or one of its agencies or instrumentalities, and commercial paper.”

6.   Staff Comment:  In the Principal Investment Strategies of the Fund, please add disclosure regarding how the adviser decides to buy and sell securities in the Fund’s portfolio.  Does the Fund have a strategy related to duration or maturity?  If there is no limitation, please add appropriate disclosure.

Response:  The Trust responds by adding the following disclosure, the substance of which was previously disclosed in Item 9, to Item 4:

“Management Process.  The Advisor manages the Fund using a bottom-up, fundamental approach and focuses on relative value across industries, within industries and within individual capital structures.  Given the focus on relative value, the Fund has a target investment lifecycle of 3 to 12 months and does not employ a “buy-and-hold to maturity” strategy.  The Advisor generally sells a security when it believes its projected future return becomes unattractive relative to the rest of the portfolio or the investable universe.”

In addition, the Trust adds the following disclosure to the end of the second paragraph:

 “The Fund invests in securities without regard to maturity or duration.”

Statutory Prospectus

7.   Staff Comment: Please disclose in Item 9(a) that the Fund’s investment objective may be changed upon 60 days’ notice to shareholders.

Response:  The Fund has not adopted a notice policy with respect to a change to the investment objective and is not required to disclose a notice policy.  Generally, however, the Fund will attempt to provide shareholders with 30 to 60 days’ notice of any material change to the investment objective.

8.   Staff Comment: Define “good order” under the Item 11 section entitled “Payment of Redemption Proceeds.”

Response:  The Trust responds by revising the first sentence under the section, “Payment of Redemption Proceeds” on page 16 as follows, “Payment of your redemption proceeds will be made promptly, but not later than seven days after the receipt of your written request in good order (i.e, the request contains your account number, states whether you want all or some of your shares redeemed, and is signed by all of the shareholders whose names appear on the account registration).

Statement of Additional Information (“SAI”)

9.   Staff Comment:  In the Derivatives section on page 4, please confirm that if the adviser is selling a derivatives contract, the Fund will segregate the full notional value depending on the derivative(s).

Response:  The Trust confirms supplementally that depending on the derivative, it will segregate 100% of the notional value of that derivative.

10.   Staff Comment:  Please confirm that the Fund’s policy with respect to asset segregation for sold options is consistent with SEC guidance.

Response:  The Trust states that its policy regarding asset segregation for sold options is consistent with SEC guidance.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Trust for Advised Portfolios